Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Vermilion Energy Trust Announces Normal Course Issuer Bid

     CALGARY, Oct. 9 /CNW/ - Vermilion Energy Trust ("Vermilion" or the
"Trust") (VET.UN - TSX) announces that the TSX has accepted Vermilion's Notice of Intention to purchase its Trust Units from time to time in accordance with the normal course issuer bid procedures under Canadian securities laws.
     Vermilion currently has issued and outstanding 69,845,521 Trust Units.
Pursuant to the normal course issuer bid, Vermilion may purchase for cancellation up to 6,896,321 of its Trust Units, representing approximately
10% of its public float of 68,963,215 Trust Units, during the twelve month period commencing October 14, 2008 and ending October 13, 2009. Daily repurchases by the Trust will be limited to a maximum of 47,953 Trust Units, other than block purchase exceptions, based on an average daily trading volume for the last six calendar months of 191,810 Trust Units. All Trust Units purchased by Vermilion will be effected through the facilities of the TSX and following purchase will be cancelled. The brokerage firm conducting the normal course issuer bid on behalf of Vermilion is TD Newcrest.
     Vermilion has initiated the normal course issuer bid because it believes that recent market prices of its Trust Units do not properly reflect the underlying value of Vermilion. The normal course issuer bid is intended to provide liquidity for those unitholders who wish to dispose of Trust Units, and to enhance the potential future value of the Trust Units which remain outstanding.

     Vermilion adheres to a value creation strategy through the execution of asset optimization programs and strategic acquisitions. Vermilion focuses on the development and optimization of mature producing properties in Western
Canada, Western Europe and Australia. Vermilion also exposes its unitholders to significant upside opportunities through a combination of equity sponsorship in new ventures and managed participation in high impact projects.
Management and directors of the Trust hold approximately 9% of the outstanding units and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Trust trades on the Toronto Stock Exchange under the symbol VET.UN

     FORWARD-LOOKING INFORMATION

     This document contains forward-looking financial and operational information as to the Trust's internal projections and expectations relating to future events or performance. In some cases, forward-looking information can be identified by terminology such as "may", "will", "should", "expects",
"projects", "anticipates" and similar expressions. These statements represent management's expectations concerning future operating results or the economic performance of the Trust and are subject to a number of risks and uncertainties that could materially affect results. These risks include, but are not limited to future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed by such forward-looking statements.
Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

     %SEDAR: 00018945E          %CIK: 0001293135

     /For further information: Lorenzo Donadeo, President & CEO; Curtis W.
Hicks, EVP & CFO; and or Paul Beique, Director Investor Relations, 2800, 400 -
4th Avenue S.W., Calgary, Alberta, T2P 0J4, TEL (403) 269-4884, FAX (403)
264-6306, TOLL FREE 1-866-895-8101, investor_relations(at)vermilionenergy.com,
www.vermilionenergy.com/
     (VET.UN.)

CO:  Vermilion Energy Trust

CNW 15:00e 09-OCT-08